

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 2, 2006

Ru-hua Song, Principal Executive Officer
Soyodo Group Holdings, Inc.
1398 Monterey Pass Road
Monterey Park, CA 91754

> **Re:** **Soyodo Group Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 21, 2006**
> **File No. 0-32341**

Dear Mr. Song:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

It appears Michael Johnson withdrew his registration with the PCAOB on September 27, 2005. If true, Michael Johnson would not be permitted to prepare or issue, or to participate in the preparation of, any audit report with respect to any issuer. Additionally, since a review is an integral part of the audit, the firm performing any interim review is required to be registered with the PCAOB. Since Michael Johnson withdrew his registration with the PCAOB effective September 27, 2005, he would be unable to perform any interim reviews after that date. In this regard, we note that you dismissed Michael Johnson on February 17, 2006, but you filed a 10-QSB for the quarter ended September 30, 2005 on November 1, 2005. It therefore appears that this 10-QSB was reviewed by Michael Johnson, a non-registered firm at the time. As a result, you should engage your successor registered public accounting firm to re-review any interim periods that were reviewed by Michael Johnson after he withdrew his registration with the PCAOB. In the meantime, you should immediately amend any previously filed Form

10-QSB that was reviewed by Michael Johnson after he withdrew his registration to label the columns of the financial statements as "Not Reviewed" and disclose you plans to correct the filing deficiency. Once your successor registered public accounting firm has re-reviewed the required periods, you should file an amendment to the Form 10-QSB removing this disclosure.

    As appropriate, please amend your filing and respond to these comments by March 24, 2006 or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call Babette Cooper at (202) 551-3396.

Sincerely,

Babette Cooper
Staff Accountant